                                                                  EXHIBIT 99 D-2


                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION


Before Commissioners: James J. Hoecker, Chairman;
                      William L. Massey, Linda Breathitt,
                      and Curt Hebert, Jr.


Consumers Energy Company                               Docket No. EC01-4-000

Consumers Energy Company and
Michigan Electric Transmission Company                 Docket No. ER01-414-000


                                ORDER AUTHORIZING
                    DISPOSITION OF JURISDICTIONAL FACILITIES
                 AND TRANSFER OF OPEN ACCESS TRANSMISSION TARIFF

                            (Issued January 10, 2001)

         On October 13, 2000, as supplemented on November 2, 2000, Consumers Energy Company (Consumers) filed an application for Commission authorization under section 203 of the Federal Power Act (FPA)(1) for an intra-corporate transfer of certain jurisdictional transmission assets to a newly-formed affiliated company, Michigan Transmission Company (Michigan Transco) (collectively, Applicants) in the manner described in Applicants' filing. The proposed disposition of transmission assets is intended to be a first step in Consumers' efforts to divest its transmission business to an entity qualified to join a regional transmission organization (RTO). On November 13, 2000, in Docket No. ER01-414-000, Consumers and Michigan Transco filed an application under section 205 of the FPA to transfer the bulk of Consumers' existing open access transmission tariff (OATT) to Michigan Transco to become effective on the date Consumers' transmission assets are transferred to Michigan Transco. As discussed below, we authorize the disposition of the transmission assets as consistent with the public interest. We also authorize the transfer of the relevant OATT sections to Michigan Transco, and accept them for filing by Michigan Transco.


---------------

         (1) 16 U.S.C. ss. 824b (1994).


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Docket No. EC01-4-000, et al.         - 2 -



Background

         Consumers, a wholly-owned subsidiary of CMS Energy Corporation, is a public utility engaged in the generation, transmission, and distribution of electric energy in Michigan. Consumers is a member of the Michigan Electric Coordinated System, a power pool formed with The Detroit Edison Company (Detroit Edison), and is also a member of the proposed Alliance RTO.(2) Michigan Transco, as a newly-formed wholly-owned subsidiary of Consumers, does not currently own, operate, or control any generation, transmission, or distribution facilities. However, upon the consummation of the proposed transaction, Michigan Transco will own and operate Consumers' transmission system, subject to the terms and conditions described in the application and supporting documents, and thus will be a public utility subject to the Commission's jurisdiction.

The Proposed Transaction

         Applicants have a two-step plan to meet the Commission's goal of unbundling electric transmission and to better serve local and regional customers. The first step involves transferring transmission assets from Consumers to Michigan Transco. The second step involves Consumers either divesting itself altogether of its transmission business or transferring control thereof to an RTO that meets the requirements of Order No. 2000.(3) The instant application concerns only the first step of the corporate reorganization. Applicants state that Michigan Transco will also file to adopt Consumers' Joint Open Access Transmission Tariff (JOATT) with Detroit Edison to substitute Michigan Transco as the transmission provider under that tariff. Upon approval by the Commission of the disposition requested herein, Consumers will function solely as a generation and distribution company taking transmission service under Michigan Transco's jurisdictional open access transmission tariffs.

         Applicants submit that Consumers' service obligations will not be adversely affected since Consumers will remain a regulated utility and will satisfy all of its state service obligations. Applicants state that, although Consumers is exploring the best

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         (2)See Alliance Companies, et al., 89 FERC [P.] 61,298 (1999), order on compliance, 91 FERC [P.] 61,152 (2000).

         (3)Regional Transmission Organizations, Order No. 2000, 65 Fed.Reg. 809 (January 6, 2000), FERC Stats. & Regs [P.] 31,089 (1999), order on reh'g, Order No. 2000-A, 65 Fed. Reg. 12,088 (March 8, 2000), FERC Stats. & Regs. [P.] 31,092
(2000) (to be codified at 18 C.F.R. ss. 35.34(h)) (Order No. 2000).


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Docket No. EC01-4-000, et al.        - 3 -

option for Order No. 2000 compliance, including constituting Michigan Transco as an RTO, they are not now seeking approval of Michigan Transco as an entity that satisfies the Commission's requirements for an RTO.(4) Applicants therefore assert that approval of the instant application should not be conditioned upon Michigan Transco's compliance with Order No. 2000.

         Applicants state that the facilities to be transferred have all been classified as transmission under the Commission's seven factor test set forth in Order No. 888(5) and have already been conditionally approved under section 203 of the FPA for transfer to the proposed Alliance RTO.(6) The transmission assets include substantially all of Consumers' integrated transmission facilities with voltage ratings of 120 kV and above, including generation tie lines from the generation step-up transformers to the point of connection to the transmission grid, and all related jurisdictional transmission tariffs, contracts, books and records. The transmission assets do not include facilities owned and operated by Consumers that are used to provide transmission to a limited number of wholesale customers at delivery points below 120 kV.

         Upon transfer, Michigan Transco will exercise operational control over the transmission assets in accordance with the terms of its OATT and/or JOATT and an operating agreement to be entered into by Applicants. Michigan Transco will not own or operate any generating facilities. However, it will be responsible for procuring all necessary ancillary services, as required by Order No. 888, from third-party suppliers, including Consumers and unaffiliated generators, and for maintaining the transmission system and constructing new transmission facilities within its service territory. Consumers will become a transmission customer of Michigan Transco and will take network integration transmission service under Michigan Transco's OATT or JOATT

------------------

         (4)As noted above, Consumers is a member of the proposed Alliance RTO.

         (5)See Promoting Wholesale Competition Through Open Access Non-discriminatory Transmission Services by Public Utilities and Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, 61 Fed. Reg. 21,540 (1996), FERC Stats. & Regs. [P.] 31,036 (1996) (Order No. 888), order on reh'g, Order No. 888-A, 62 Fed. Reg. 12,274 (1997), FERC Stats. & Regs [P.] 31,048 (1997), order on reh'g, Order No. 888-B, 62 Fed. Reg. 64,688, 81 FERC
[P.] 61,248 (1997), order on reh'g, Order No. 888-C, 82 FERC [P.] 61,046 (1998), aff'd in relevant part sub nom. Transmission Access Study Group, et al. v.
FERC,      F.3d     (D.C. Cir. 2000); Southern California Edison Company and San
Diego Gas and Electric Company, 49 FERC [P.] 61,091 (1989).

         (6)See 89 FERC [P.] 61,298 (1999).


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Docket No. EC01-4-000, et al.      - 4 -

pursuant to a five-year service agreement to be entered into by the parties. Michigan Transco will provide transmission service to Consumers, including service which will enable Consumers to continue to provide transmission service to wholesale requirements customers under pre-Order No. 888 agreements. Consumers and Michigan Transco have prepared an easement agreement(7) under which Michigan Transco will lease from Consumers the land on which the to-be-conveyed transmission facilities are sited, with Consumers reserving the right to use the land or facilities for itself or a third party for "compatible uses" not inconsistent with Michigan Transco's use. Under the easement agreement, Michigan Transco must obtain Consumers' prior consent before adding to or otherwise altering the transmission facilities.

         Applicants state that Consumers will transfer the assets to Michigan Transco in exchange (tax-free) for 100 percent of the outstanding common stock of Michigan Transco. The purchase price for the transmission assets will be equal to the net book value of those assets which, as of June 30, 2000, would have been approximately $247.4 million. Upon closing, Michigan Transco will acquire a direct 100 percent ownership interest in the transmission assets and will assume Consumers' transmission business. Applicants submit that the transfer will have no direct impact on any contract for the purchase, sale, or interchange of electric energy.

A. Notice of Filing, Interventions, and Pleadings

         Notice of Applicants' filing in Docket No. EC01-4-000 was published in the Federal Register, 65 Fed. Reg. 70,560 (November 24, 2000), with comments due on or before November 29, 2000. Timely unopposed motions to intervene raising no substantive issues were filed by the State of Michigan, International Transmission Company (International Transmission), Norton Energy Storage L.L.C. (Norton) and Wisconsin Electric Power Company (WEPCO). Pursuant to Rule 214(a)(2) of the Commission's regulations, 18 C.F.R. ss. 385.214(a)(2), the Michigan Public Service Commission (Michigan Commission) (together with the State of Michigan, (hereinafter referred to jointly as "Michigan")) timely notified the Commission of its intervention.

         The following parties filed timely protests and/or comments raising substantive issues: Association of Businesses Advocating Tariff Equity (ABATE); Michigan South Central Power Agency (MSCPA); Michigan Public Power Rate Payers Association

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         (7)See pro forma Easement Agreement Between Consumers Energy Company and Michigan Transco Transmission Company (Exhibit H(3) to the Application).


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Docket No. EC01-4-000, et al.          - 5 -


(Ratepayers); Michigan Public Power Agency (MPPA); Trans-Elect, Inc. (Trans-Elect);(8) and Wolverine Power Supply Cooperative, Inc. (Wolverine). Applicants filed an answer, as did MSCPA. On January 4, 2001, Wolverine filed a supplemental protest (Supplemental Protest) that essentially repeats the same issues raised in its previous pleading. These issues are discussed below.

B. Procedural Matters

         Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure,(9) the timely, unopposed motions to intervene of International Transmission, ABATE, MSCPA, Norton, Ratepayers, MPPA, Trans-Elect, WEPCO, and Wolverine serve to make them parties to this proceeding.

         Rule 213(a)(2) of the Commission's Rules of Practice and Procedure, 18 C.F.R. ss. 385.213(a)(2)(2000), prohibits the filing of answers to protests and to answers unless otherwise permitted by the decisional authority. However, because the answers of Applicants and MSCPA in this proceeding have aided our analysis of the issues, we will accept them.

C. Standard for Review Under Section 203

         Section 203(a) of the FPA (10) provides that the Commission must approve a proposed jurisdictional transfer if it finds that the transaction "will be consistent with the public interest."(11) The Commission's Merger Policy Statement sets forth the criteria and considerations for evaluating applications under section 203.(12) The Commission

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         (8)Trans-Elect states that it is an independent investor-owned transmission utility seeking to purchase individual utility transmission systems and establish for-profit transcos, including the subject facilities, and also to establish RTOs. Trans-Elect states that it is a potential purchaser that meets the requirements of Order No. 2000, and that it supports the filing.

         (9)18 C.F.R. ss. 385.214 (1997).

         (10)16 U.S.C. ss. 824b (1994).

         (11)Id.

         (12)Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, FERC Statutes and Regulations [P.] 31,044 , at p.
                                                                  (continued...)


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Docket No. EC01-4-000, et al.           - 6 -

examines three factors in analyzing whether a proposed transaction is consistent with the public interest: the effect on competition, the effect on rates, and the effect on regulation. As discussed below, based on these criteria, the Commission concludes that Applicants have demonstrated that the proposed transaction is consistent with the public interest.

D. Discussion

         (1) Effect on Competition

         We find that the proposed transfer of Consumers' transmission assets will not have an adverse effect on competition. The transfer raises no concerns about vertical or horizontal market power. There will be no change in concentration of utility or other generation capacity as a result of the intra-corporate transfer and thus no change in Consumers' generation market power. In addition, Consumers' transfer of transmission assets to Michigan Transco will result in a separation of transmission from generation and its other utility businesses, thereby exceeding our functional unbundling requirements. Moreover, Consumers will become a network service customer under Michigan Transco's open access tariff, thus placing Consumers on an equal footing with Consumers' existing transmission customers. We note that the proposed transaction involves the divestiture of transmission, not generation or power sale agreements. Based on the nature of this transaction, there is no basis for the Commission to set competition issues for hearing.

         We believe that the creation of Michigan Transco may also facilitate the subsequent transfer of Consumer's transmission facilities to an RTO, an important first step in achieving the goals set forth by the Commission in Order No. 2000.

         (2) Effect on Rates

         Applicants commit that the proposed transaction will not result in any change in the rates for transmission service paid by Consumers' existing bundled retail customers and its wholesale transmission customers. These customers will be unharmed because Michigan Transco will charge such customers the same rates that are currently in effect under Consumers' OATT and the JOATT.(13) The Applicants further commit that

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         (12) (...continued)
30,111 (1996), reconsideration denied, Order No. 592-A, 79 FERC [P.] 61,321
(1997)(Merger Policy Statement).

         (13)Application at 9 (the Applicants commit that transaction will "not result in any
                                                                  (continued...)

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Docket No. EC01-4-000, et al.      - 7 -

customers taking service over lower-voltage distribution facilities will be ensured continued service, and will receive open-access, non-discriminatory transmission pursuant to the Michigan Transco OATT and/or JOATT.(14) Michigan Transco commits to opening its transmission system to Consumers so that Consumers can satisfy its continuing obligations to existing wholesale customers under agreements predating Order No. 888. (15) The Applicants propose to price the Transmission Assets (and the shares in Michigan Transco) at the Transmission Assets' actual depreciated value (net book value) as of the closing date,(16) which Applicants state is approximately $247.4 million.(17) With respect to transmission rates, Applicants explicitly commit that the Commission's approval of the transaction will have no effect on the rates charged to current open access transmission customers of Consumers. (18)

         ABATE, MSCPA, and MPPA each call for Consumers to be more transparent about its plans regarding future rates and to explain how the proposed transfer will affect future rates, such as deferred tax balances and capital gains or other taxes. ABATE references International Transmission's rate increase and rate moratorium filing(19) made on the heels of the latter's recent asset transfer from Detroit Edison as evidence of the need for Applicants to provide specific information regarding future rate filings.

         MPPA desires assurance that Consumers will pay the same rate as other transmission customers for the same service. Noting Consumers' 5-year fixed rate under a network transmission service agreement,(20) MPPA expresses concern that a post-transfer

-----------------------

         (13) (...continued)
change for the rates for transmission service paid by Consumers' existing bundled retail customers, and its wholesale transmission customers") (emphasis in original).

         (14)Id. at 12.

         (15)Id. at 14.

         (16)Id. at 15.

         (17)Id. at 18.

         (18)Id. at 26.

         (19)See International Transmission Company, 92 FERC [P.]  61,276
(2000).

         (20)See Service Agreement for Network Integration Transmission Service between
                                                                  (continued...)



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Docket No. EC01-4-000, et al.          - 8 -


filing by Michigan Transco to increase rates would render the rate cap unduly discriminatory. It requests that all existing transmission customers of Michigan Transco have their rates similarly capped. Alternatively, MPPA requests that the Commission condition any transfer on Michigan Transco agreeing to forego rate increases until required to raise rates in a RTO, or unless a rate filing is required for reasons unrelated to the proposed transaction.

         MPPA further asserts that Michigan Transco's transmission rates for service on the proposed facilities should be made subject to the outcome of Consumers' pending rate case.(21) Specifically, MPPA states that Michigan Transco's transmission rate should reflect accumulated deferred taxes and investment tax credits consistent with the outcome of that rate proceeding. Moreover, MPPA asks that the Commission, consistent with the Initial Decision in that rate case, reject Consumers' proposal to treat generation outlet lines (generation ties) as transmission facilities and to thereby exclude them from transmission rates. In addition, in the pending rate proceeding Consumers proposed the same rate of return reflected in the proposed easement arrangement between Consumers and Michigan Transco in the instant filing. MPPA states that the return on equity in the proposed easement agreement should thus be no higher than the return on equity ultimately approved by the Commission in that rate case.

         Finally, MPPA believes it possible that Michigan Transco may, in turn, sell the facilities to a third party for profit rather than entering an RTO. MPPA asks that transmission customers receive credits against their rates to reflect profits from such a sale.

         Wolverine asserts that the proposed easement arrangement between Consumers and Michigan Transco,(22) could harm rates and regulation since it involves payments between affiliates. To ensure that Michigan Transco's regulated customers are not

----------------

         (20)(...continued)
Consumers Energy Company and Michigan Electric Transmission Company at p.2 (Exhibit H(2) to the Application). This agreement freezes Michigan Transco rates for service to Consumers for five years, which is the duration of Consumers' retail rate freeze under Michigan's restructuring law.

         (21)See Consumers Energy Company, 86 FERC [P.] 63,004 (1999).

         (22)Wolverine notes that, under the terms of the agreement, Michigan Transco cannot add to or otherwise alter facilities without Consumers' consent and may be required to pay an extra charge if the proposed modification burdens the property.


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Docket No. EC01-4-000, et al.         - 9 -


disadvantaged, Wolverine requests that Consumers' filing be rejected or, alternatively, that Consumers be ordered to transfer associated land to Michigan Transco and to otherwise eliminate Consumers' control of the transmission facilities. Should the Commission approve the lease arrangement, however, Wolverine proposes that, to the extent Consumers engages in non-transmission-related compatible uses, the Commission should clarify that revenues from such uses must be credited to Michigan Transco's, or its successor's, transmission customers, consistent with a prior Commission order.(23)

         Applicants disagree with MPPA's claim that generator outlet lines should be classified as "production." They state that generator step-up transformers, not generation ties, were classified by the Initial Decision in Consumers' pending rate case as production and that Consumers' transmission classification was previously approved by letter order on July 29, 1998 in Docket No. EL98-21-000. Applicants also point out that MPPA was a party to Consumers' rate reduction filing in Docket No. ER99-361-000, which was accepted and suspended by letter order dated December 17, 1998, and MPPA said nothing about the cost impact of generation ties.

         Applicants disavow any obligation to consult ABATE or any other entity regarding the instant filing. They state that Consumers' plans for compliance with Order No. 2000 are stated in Consumers' filing in Docket No. RT0-46-000 and that no rate changes are proposed by this filing or planned by Michigan Transco. What rate filings Michigan Transco may or may not make in the future can be addressed at that time.

         Applicants oppose Wolverine's request that Consumers be required to credit to Michigan Transco's transmission customers revenues from compatible uses of rights of way. They challenge MPPA's request that transmission customers receive rate adjustments equal to profits Consumers might realize on any sale of Michigan Transco. Applicants argue that Consumers will no longer be a jurisdictional transmission entity or have jurisdictional transmission rates to which credits could be applied. Applicants also argue that Consumers has no crediting mechanism in its tariff and that any such revenues would be speculative at this time and unrelated to the instant proceeding.

         MSCPA asserts in its answer that it has rights, which Consumers cannot dispute, to purchase additional transmission under the settlement agreement relating to antitrust issues before the Nuclear Regulatory Commission dated August 1979 (Settlement


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         (23)C.f., Pacific Gas and Electric Company, 90 FERC [P.] 61,314
(2000)(Commission approved proposal for sharing non-transmission-related revenue with ratepayers).


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Docket No. EC01-4-000, et al.       - 10 -


Agreement),(24) and reiterates its contract-rights claim with respect to purchasing Consumers' transmission. MSCPA states that it is not disputing Consumers' right to sell underlying transmission assets, only that existing contract rights must not be abrogated.

         We have carefully considered these concerns and conclude that the proposed transfer will not have an adverse effect on rates. The Applicants' hold harmless commitment protects all of Consumers' transmission customers. (25) Any imposition by the Commission of further conditions would exceed the requirements we normally impose on applicants under our Merger Policy Statement. Furthermore, Applicants state that they have no present plans with respect to rate changes or increases. Therefore, there is no need for the Commission to address the specific rate issues raised by intervenors. Should there be future rate filings involving the transferred facilities, any concerns that they may not be just and reasonable will be addressed at such time. In the meantime, the rates which Michigan Transco will charge will be the same as those currently charged by Consumers. Consumers will become a network service transmission customer of Michigan Transco and Michigan Transco will charge all customers the same rates as are currently in effect under Consumers' OATT and the JOATT.

         The question regarding the classification of generation ties is outside the scope of this proceeding. This is a straightforward transfer of assets to a wholly-owned subsidiary. It does not involve the Commission in a determination concerning the classification of facilities as transmission or nontransmission.

         (3) Effect on Regulation

         Applicants maintain that the transfer will have no adverse impact on federal regulation. They point out that Consumers will continue to be subject to Commission regulation with respect to wholesale sales as well as services provided to its customers under grandfathered agreements. Further, there will be no formation of a registered holding company, but rather a public utility subject to the Commission's jurisdiction. Applicants state that the transfer similarly will not adversely affect state regulation, because Consumers will continue to be subject to the jurisdiction of the Michigan Commission regarding retail rates charged as a provider of bundled electricity or of local distribution service for unbundled retail electricity sales.

----------------

         (24)See Consumers Power Company (Midland Plant, Units 1 and 2) 6 N.R.C. 892 (1977).

         (25) Application at 9.


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Docket No. EC01-4-000, et al.        - 11 -

         Noting that retail rates in Michigan have been frozen and capped by statute, ABATE asserts that the potential for new higher rates to be charged by Michigan Transco would have a negative impact on regulation in Michigan.

         We conclude that neither state nor federal regulation will be impaired by approval of the proposed disposition of facilities. The state commission is a party to this proceeding and has not protested Applicants' proposal. Accordingly, the Commission finds that the proposed disposition will not impair the Commission's ability to regulate either Consumers or Michigan Transco.

         (4) Other Issues Raised by Protests

         Wolverine and MSCPA claim rights to transmission, transmission credits, and ownership of specific Consumers transmission assets, as well as rights to purchase additional interests in Consumers' transmission grid, through various agreements and antitrust settlements. They claim that the instant filing abrogates these rights. MSCPA adds that Consumers made no attempt to contact and cooperate with MSCPA when it began considering the formation of Michigan Transco. They request that Consumers' filing be rejected or, alternatively, that any approval be conditioned to explicitly protect transmission customers' rights to credits, transmission facilities, and service under existing agreements, regulatory orders and pending proceedings.

         In their answer, Applicants reject MSCPA's claims, including the claimed right to purchase transmission assets from Consumers. Applicants do not dispute MSCPA's right to participate in future transmission construction by Consumers of 345 kV and above facilities provided by the Settlement Agreement. However, Applicants claim that this agreement is unrelated to the instant proceeding, only binding on parties to the settlement and their successors, and not grandfathered under the proposed Alliance RTO of which Consumers is a member. Applicants claim that MSCPA's protest is moot, since Consumers will no longer be in the transmission business. Applicants point out that a related agreement,(26) which the Alliance RTO proposes to grandfather, recognizes Consumers' right to sell the transmission facilities which are the subject of the contract.

         Wolverine and MSCPA have failed to demonstrate that the proposed transaction abrogates any of their contract rights and we see no evidence that Michigan Transco will not remain obligated to meet the contractual commitments that it is inheriting from its

-----------------

         (26)See Article 12.2.3 of the November 20, 1980 Transmission Ownership and Operating Agreement between Consumers Power Company and Michigan South Central Power Agency.

Docket No. EC01-4-000, et al.        - 12 -

affiliate, Consumers. If Michigan Transco or its successor attempts to abrogate any responsibility under these agreements, then the parties to these agreements may pursue whatever remedies they are afforded under these agreements. Accordingly, we find no need to impose conditions on this transaction to protect contractual rights.

         Ratepayers and Wolverine argue that the proposed easement agreement will prevent Michigan Transco from operating independently, even if eventually it is divested to a third party, and will enable Consumers, or an affiliate, to maintain substantial control over transmission-related matters to the potential detriment of Michigan Transco and its customers. Wolverine insists that such retention of ownership and control of transmission property is at odds with the public interest under section 203 of the FPA, and that it falls short of the standards of independence under Order No. 2000.

         Although Applicants state that Michigan Transco will be responsible for transmission maintenance and construction, MPPA is concerned about provisions in the operating agreement (27) between Consumers and Michigan Transco which permit Consumers to perform maintenance work and which requires Michigan Transco to construct interconnection facilities at Consumers' request. MPPA states that Applicants should be required to file payment terms and other information concerning construction or maintenance agreement. MPPA further asserts that all customers should have equal rights to request construction of new transmission assets, such as interconnection facilities.

         In their answer, Applicants dismiss Wolverine's arguments regarding control of land rights as irrelevant, given that they do not at this time envision Michigan Transco as an RTO. They also reject as unsupported Wolverine's claim that land and rights of way are jurisdictional assets under the FPA, and thus should be transferred as well.

         The Commission recognizes that, under the easement agreement, Michigan Transco cannot add to or alter its transmission facilities without the express, prior consent of Consumers. We believe that Consumers could use this consent right to inhibit or encumber the expansion, extension, or improvement of Michigan Transco's system and services, thereby restricting the ability of Michigan Transco to provide access to competing generation.

------------------

         (27)See Article 3, Sections 3.1.6 and 3.1.9 of the Operating Agreement between Consumers Energy Company and Michigan Electric Transmission Company (Exhibit H(1) to the Application).

Docket No. EC01-4-000, et al.        - 13 -

         At present, all of the transmission services and facilities being transferred to Michigan Transco are subject to the Commission's open access requirements, including the obligation to expand or modify the transmission system when necessary to accommodate transmission service requests (See, Section
15.4 of Pro Forma Point-to- Point Transmission Tariff - Obligation to Provide Transmission Service that Requires Expansion or Modification of the Transmission System). The open access requirement ensures that Consumers cannot unduly discriminate in the provision of transmission service over the facilities. Consumers' current obligation to provide nondiscriminatory, open access transmission service extends to its control of easements and its use of those easements, for example, to engage in expansions necessary to grant requests for open access transmission service. Once Consumers transfers its transmission facilities to its affiliate Michigan Transco, it may not use its easement rights with Michigan Transco to interfere with the provision of open access transmission service under the OATT. Consumers will continue to have this non-discrimination obligation with respect to rights to existing easements, and we condition our section 203 authorization accordingly.

         Further, we note that if in the future Michigan Transco's transmission facilities are placed under the control of an RTO (or are otherwise made the subject of a future disposition), the RTO (or other acquiring entity) must have the ability to comply with the Commission's open access requirements, including the expansion obligation. Moreover, continued control of easements by Consumers could prevent the RTO from satisfying certain requirements of Order No. 2000, such as independence and scope. Thus, any future disposition proposal (or proposal to transfer transmission facilities to an RTO) will have to demonstrate that the transferee can exercise all rights regarding adding or otherwise altering the subject transmission facilities that Consumers alone can exercise now.

         (5) Future RTO Formation

         ABATE, MSCPA, and Ratepayers all express concerns that the proposed transfer will hinder the establishment of an acceptable RTO. They claim that Consumers has not committed to an Order No. 2000 compliant RTO and gives every indication that it may instead opt to participate in a merely local transco. MSCPA states that, given the constraints on transmission in Michigan, the prospect of Consumers withdrawing from the proposed Alliance RTO and participating in an affiliated, Michigan-only transco will buttress existing transmission barriers and further the balkanization and rate pancaking in the upper Midwest. MSCPA therefore requests that Applicants' filing be rejected without prejudice to Consumers refiling plans to comply with Order No. 2000 after consulting with smaller transmission dependent systems such as MSCPA. Alternatively, MSCPA requests that the application be conditioned upon Consumers committing to joining an

Docket No. EC01-4-000, et al.         - 14 -

Order No. 2000-compliant RTO that encompasses at least the scope of the proposed Alliance RTO, or a larger entity.

         We will deny relief to these intervenors. We find these issues to be beyond the scope of the instant proceeding. The facts of this case are straightforward. Consumers, in this filing, has not proposed the creation of an RTO, nor has it claimed to have satisfied the Commission's RTO requirements.(28) Consumers states that the instant filing is simply a first step towards eventual transfer of transmission assets to an RTO. We find it, therefore, inappropriate to expand this proceeding, which involves simply a transfer of transmission assets to an affiliated transmission company, to address the larger issues associated with an RTO filing, or to impose conditions or remedies which are based upon a prediction of the effects of the second step of the transaction. The appropriate time to address the second step of the transaction is when a filing is made to commence that second step.(29) Accordingly, we find intervenors' concerns to be premature and unsubstantiated.

         (6) Docket No. ER01-414-000

         On November 13, 2000, in Docket No. ER01-414-000, Applicants filed to transfer the bulk of Consumers' existing OATT to Michigan Transco, effective on the date Consumers' transmission assets are transferred to Michigan Transco. The portions of Consumers' OATT that will not be transferred include the provisions governing Wholesale Distribution Service,(30) and ancillary service schedules 2 through 6.(31) The retention by Consumers of these schedules reflects Consumers' continuing responsibility for service to customers taking wholesale service over lower

--------

         (28)See Application at 3.

         (29)See FirstEnergy Operating Companies, et al., 89 FERC [P.] 61,090
(1999).

         (30)This service is provided to wholesale transmission customers that use lower voltage facilities. According to the application, the Wholesale Distribution System will be owned by Consumers (or its lawful successor), and, therefore, Wholesale Distribution Service will be provided only indirectly by Michigan Transco by making arrangements with the third party owner/operator of the Wholesale Distribution System. Applicants state that Consumers will soon file with the Commission agreements related to the provision of ancillary services and Wholesale Distribution Service.

         (31)Consumers recently revised its OATT in Docket No. ER01-318-000 to add interconnection procedures under Attachment J. Because that docket is pending, the instant docket will be subject to the outcome of Docket No. ER01-318-000.

Docket No. EC01-4-000, et al.        - 15 -

voltage facilities and Consumers' continued provision of ancillary services. Consumers indicates that Michigan Transco will continue to charge the transmission rates set forth under Consumers' currently effective OATT.

         Notice of Applicants' filing in Docket No. ER01-414-000 was published in the Federal Register, 65 Fed. Reg. 76,626 (November 30, 2000) with comments due on or before December 8, 2000. A timely unopposed motion to intervene raising no substantive issues was filed by Norton Energy Storage, LLC (Norton). MPPA filed a motion to intervene out of time, also rasing no substantive issues. Wolverine filed a timely intervention and protest. On December 22, 2000, Applicants filed an answer to Wolverine's protest. As noted above, Wolverine filed a Supplemental Protest on January 4, 2001.

         Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. ss. 385.214 (2000), the timely, unopposed motions to intervene of Norton and Wolverine serve to make them parties to the proceeding. Given the early stages of the proceeding, MPPA's interest, and the absence of any undue prejudice or delay, we will grant MPPA's late intervention.

         Rule 213(a)(2) of the Commission's Rules of Practice and Procedure, 18 C.F.R. ss. 385.213(a)(2)(2000), prohibits the filing of answers to a protest unless otherwise permitted by the decisional authority. We find that good cause exists in this proceeding to allow Applicants' answer to Wolverine's protest because it aids us in our understanding and resolution of the issues raised.

         Wolverine notes that under section 1.49 of the OATT, Consumers and Michigan Transco commit to provide service under agreements in effect at the time of transfer. However, Wolverine argues that the filing contains no reference to certain Network Operating Agreements (NOA)(32) or to various pre-existing agreements with Consumers for transmission service.(33) Wolverine asserts that because the filing is silent on these

----------------

         (32)Wolverine references a Network Operating Agreement and a Network Integration Transmission Service Agreement (NSA) with Consumers dated January 1, 1997, and a NSA between Consumers and Michigan Municipal/Cooperative Coordinated Pool also dated January 1, 1997.

         (33)These agreements include a Transmission Ownership and Operating Agreement between Consumers and Wolverine dated July 27, 1992, certain Operating Agreements governing Wolverine's ownership interest in Campbell Unit No. 3, and a Coordinated
                                                                  (continued...)

Docket No. EC01-4-000, et al.           - 16 -

agreements, it appears that Consumers and Michigan Transco seek to terminate Wolverine's rights under the agreements. Wolverine requests that the Commission require the assignment of all transmission-related contracts from Consumers to Michigan Transco. In its Supplemental Protest, Wolverine notes that Consumers recently made a rate filing before the Michigan Commission in which Consumers proposes a rate cap for itself and wholesale suppliers serving retail load, but not for wholesale wheeling-through customers. Wolverine argues that the disparate treatment is discriminatory.

         In their answer, Applicants state that Wolverine's concerns are unfounded because Consumers does not intend to terminate the referenced agreements. Applicants state that Consumers intends to continue to perform fully under the agreements following the transfer of its transmission facilities to Michigan Transco. Applicants also oppose Wolverine's request that the Commission require the assignment of all transmission- related contracts from Consumers to Michigan Transco. Applicants argue that no such assignment is necessary, and that the Commission does not possess the authority to require the assignment.

         Wolverine's request is denied. Section 1.49 of the Michigan Transco OATT provides that Michigan Transco is obligated to provide transmission service for service agreements in effect on the date of transfer. NSAs are service agreements under the OATT. Moreover, NOAs implement, and are supplements to, NSAs under the OATT. Therefore, all rights associated with OATT service agreements in effect as of the date of transfer, including Wolverine's rights under its NSAs, are not affected by the transfer of the OATT to Michigan Transco. Additionally, as Applicants note, the transfer does not terminate agreements such as the Joint Agreements that were entered into prior to the OATT. Should Consumers wish to terminate any jurisdictional agreement, it must file a notice of termination under section 205 of the Federal Power Act. In addition, Wolverine's unsupported allegations of discrimination are rejected.

The Commission orders:

         (A) The proposed transfer of Consumers' jurisdictional facilities described in the application is hereby approved, as discussed in the body of this order.

         (B) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate.

-------------------

         (33)(...continued)
Operating Agreement dated July 1, 1992 (collectively, Joint Agreements).

Docket No. EC01-4-000, et al.           - 17 -

         (C) Consumers and Michigan Transco are directed to account for the transaction in accordance with the Uniform System of Accounts and file journal entries to clear the relevant accounts within six months of the closing date of the transaction.

         (D) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of costs, or any other matter whatsoever now pending or which may come before the Commission.

         (E) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

         (F) Consumers and Michigan Transco are directed to notify the Commission within ten days of the consummation of the transaction.

         (G) Michigan Transco's open access transmission tariff is accepted, to be effective on the date Consumers' transmission assets are transferred to Michigan Transco.

         (H) This Order is subject to the outcome of Docket No. ER01-318-000.

         (I) Consumers' transfer of transmission facilities to its affiliate Michigan Transco is subject to non-discrimination requirements relating to easement rights as discussed in the body of this order.

         (J) Applicants are hereby informed of the rate schedule designation set forth in the Appendix.

By the Commission.

( S E A L )


                                        /s/ David P. Boergers,
                                        David P. Boergers,
                                           Secretary.

Docket No. EC01-4-000, et al.             - 18 -

                                    Appendix


                     Michigan Electric Transmission Company
                             Docket No. ER01-414-000
                           Rate Schedule Designations

               Designation                            Description

     FERC Electric Tariff, Original          Open Access Transmission Tariff
     Volume No. 1, Original Sheet Nos.
     1 through 172